SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 29, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire Erlanger

Geoffrey Kruczek

SiSi Cheng

Bradley Ecker

Re:	MasterBrand, Inc.

Draft Registration Statement on Form 10-12B

Confidentially Submitted August 17, 2022

CIK No. 0001941365

Ladies and Gentleman:

On behalf of MasterBrand, Inc. (the “Registrant”), set forth below is the response of the Registrant to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in its letter dated September 13, 2022 (the “Comment Letter”), regarding the Registrant’s draft registration statement on Form 10-12B (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on August 17, 2022. In response to the comments set forth in the Comment Letter, the Registrant has revised the Draft Registration Statement and is confidentially submitting an amended Draft Registration Statement on Form 10-12B (the “Amendment”) together with this response letter.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Registrant. All page references in the responses set forth below refer to pages of Exhibit 99.1 to the Amendment. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in Exhibit 99.1 to the Amendment.

Summary, page 1

1.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your market leadership and your strengths on page 6 with an equally prominent discussion of your weaknesses, including your plan to incur indebtedness prior to or at the time of the distribution.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 94 and 95 of Exhibit 99.1 to the Amendment to disclose challenges to the Registrant’s market leadership and future growth. Additionally, the Registrant has included a statement on pages 8 and 96 of Exhibit 99.1 to the Amendment to disclose its plan to incur indebtedness at the time of the distribution. The Registrant believes that its disclosure balances its strengths and challenges appropriately and discloses the risks to its business and market leadership in all material respects for investors.

Questions and Answers about the Separation, page 11

2.

Please revise to address any material changes in stockholder rights between the existing Fortune Brands common stock and the MasterBrand common stock. If none, please include a negative statement to that effect.

The Registrant respectfully acknowledges the Staff’s comment. There are no material changes in stockholder rights of holders between the existing Fortune Brands common stock and MasterBrand common stock and the Registrant has revised the disclosure on page 11 of Exhibit 99.1 to the Amendment accordingly.

Can Fortune Brands decide to cancel the Distribution even if all of the conditions have been satisfied?, page 12

3.	Please revise this Q&A to discuss any material consequences to stockholders if Fortune Brands waives any of the conditions described and proceeds with the spin-off.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 41 and 55 of Exhibit 99.1 to the Amendment accordingly.

Reasons for the Separation, page 49

4.	Please briefly describe any material negative factors and risks that the board considered when determining whether to engage in the spin-off transaction.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of Exhibit 99.1 to the Amendment accordingly.

5.

Wherever applicable, please expand the bullet point list to better explain how it was determined that separating MasterBrand’s businesses from Fortune Brand’s current business operations would be in the best interests of Fortune Brands and its stockholders. Discuss how the separation will lead to the better focus of each company’s specific operational and growth strategies. Discuss the “unique operating needs” of each company, explain each company’s tailored capital structures and capital deployment strategies. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9-10, 50 and 72-73 of Exhibit 99.1 to the Amendment accordingly.

Capitalization, page 59

6.	Please include a double line underneath the cash and cash equivalents line so as to clearly distinguish it from the capitalization line items.

The Registrant respectfully acknowledges the Staff’s comment and has included a double line underneath the cash and cash equivalents line on page 60 of Exhibit 99.1 to the Amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3: Transaction Accounting Adjustments for the Separation, page 65

7.

Refer to adjustment (e). Please expand the footnote to also describe that these nonrecurring costs will not recur beyond 12 months after the transaction and remove the adjustment from your pro forma income statement for the twenty-six weeks ended June 26, 2022. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 63 and 67 of Exhibit 99.1 to the Amendment accordingly.

8.

We note that adjustment (i) represents costs related to stock-based compensation arrangements in connection with the Separation including modification of historical Fortune Brands grants. Please explain to us why it appears this adjustment will not be reflected on the pro forma statement of income.

The Registrant respectfully acknowledges the Staff’s comment and has removed the adjustment related to stock-based compensation from Note 3 of the Unaudited Pro Forma Condensed Consolidated Financial Statements on pages 65 and 67 of Exhibit 99.1 to the Amendment as management currently expects the impact of modifying existing Fortune Brands grants will be immaterial.

Note 4. Autonomous Entity Adjustments, page 66

9.	Please revise your disclosure relating to adjustment (m) to include the material assumptions used and how the amount was calculated or determined. See Rule 11-02(a)(11)(iii).

The Registrant respectfully acknowledges the Staff’s comment and has removed autonomous entity adjustments from its unaudited pro forma condensed consolidated financial statements on pages 63-65 and 67 of Exhibit 99.1 to the Amendment as those adjustments are not expected to have a material impact as disclosed on page 66 of Exhibit 99.1 to the Amendment.

Note 5. Management Adjustments, page 66

10.	Please revise your disclosure to include the estimated time frame for achieving the synergies and dis-synergies for each adjustment. See Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Exhibit 99.1 to the Amendment accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 73

11.	Please revise to quantify the impact of the factors that you identify as impacting net sales and operating results during each period presented, including the impact of changes in volume and price.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74-78 of Exhibit 99.1 to the Amendment accordingly. The Registrant has quantified all factors that it believes materially impact changes in net sales and operating results.

In certain cases, the Registrant refers to factors but does not provide specific quantification of these factors. While the Registrant believes these factors do not materially impact changes in line items for the particular period such that they are required to be disclosed or quantified, the Registrant nevertheless includes them because the Registrant believes they are items that either (a) may have historically had a material impact on the Registrant’s results and are therefore important to management and are of on-going interest to the Registrant’s investors or (b) provide additional qualitative information, which enhances the quality of the Registrant’s overall disclosure.

General

12.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Registrant respectfully acknowledges the Staff’s comment. Recent supply chain disruptions are a material risk to the Registrant’s business and the industry in which it operates. Accordingly, in numerous sections of Exhibit 99.1 to the Amendment, and in particular in its risk factors on pages 27-33, the Registrant had previously addressed the risk of supply chain disruption due to competition with other large national or regional companies on pages 27-28, disruptions in its own manufacturing on pages 29-31, supply and distribution operations on pages 32-33, consumer demand on pages 27, 31 and 32-33, increases in inflation on page 30 and trade tensions and tariffs on pages 29-30, 32 and 33. The Registrant has also added additional disclosure related to potential cybersecurity risks to its supply chain on pages 30 and 33. The Registrant respectfully advises the Staff that its management has determined that it does not have any material direct or indirect exposure, including with respect to the Registrant’s supply chain, to Russia or Ukraine or with respect to Russia’s invasion of Ukraine and/or related geopolitical tensions.

*   *   *

Please do not hesitate to contact the undersigned at (212) 839-5684 or sgandhi@sidley.com or Scott Williams at (312) 853-7783 or swilliams@sidley.com with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Hiranda Donoghue, Fortune Brands Home & Security, Inc.

Scott Williams, Sidley Austin LLP

Adam Gross, Sidley Austin LLP